UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                      American Market Support Network, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   02738M 106
                                 (CUSIP Number)

                                 Pertti Luhanto
                            14090 Southwest Freeway,
                        Suite 300, Sugar Land, Texas77478
                               Tel: (281) 340-2085
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 6, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 6 Pages
CUSIP No.  02738M 106

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                                    Pertti Luhanto
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [    ]
    (b) [    ]
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3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:      Finland
--------------------------------------------------------------------------------
NUMBER OF
SHARES                       7.       SOLE VOTING POWER:         1,390,000
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     8.       SHARED VOTING POWER:               0
EACH                         ---------------------------------------------------
REPORTING                    9.       SOLE DISPOSITIVE POWER:    1,390,000
PERSON WITH                  ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER:          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,390,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   28%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.001 (the "Shares") of American Market Support Network, Inc., a Nevada corporation ("Issuer"). The address of the Issuer's principal executive office is American Market Support Network, Inc., 14090 Southwest Freeway, Suite 300, Sugar Land, Texas 77478. Pertti Luhanto (the "Reporting Person") owns 1,390,000 Shares as set forth in Item 5.

ITEM 2.  IDENTITY AND BACKGROUND

         a. The person filing this statement is Pertti Luhanto (the "Reporting Person").

         b. The business address of the Reporting Person is American Market Support Network, Inc., 14090 Southwest Freeway, Suite 300, Sugar Land, Texas 77478.

         c.  The  Reporting  Person's  principal occupations are as the Chairman and Secretary of the Issuer, Chariman of Legandium Oy, an advertising agency specializing in corporate newsletters and annual reports and CEO of Legandium Oy's U.S subsidiary, Legendium, Inc.

         d.  The  Reporting  Person, during the past five (5) years, has not (i)
             been  convicted  in  a  criminal  proceeding   (excluding   traffic
             violations or similar misdemeanors).

         e. The Reporting Person, during the past five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         f.  The Reporting person is a citizen of Finland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All Shares and options to purchase Shares were purchased with the Reporting Person's own funds or granted as compensation for his services to the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the Shares and options of the Issuer as described in Item 5 for investment purposes.

     The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action:

         a. The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares from time to time in the open market or in privately negotiated transactions with third parties.

                                                               Page 4 of 6 Pages


Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

         b. Subject to on going evaluation, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

               (i) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

               (iv) Any material change in the present capitalization or dividend policy of the Issuer;

               (v) Any other material change in the Issuer's business or corporate structure;

               (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

               (ix) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 1,390,000 or 28% of the outstanding Shares.

         (b) The Reporting Person has the sole power to vote and dispose of 1,390,000 Shares.

         (c) The Reporting Person has not acquired any Shares in the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.
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                                                               Page 5 of 6 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

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                                                               Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2003                          /S/ PERTTI LUHANTO
                                                   -----------------------------
                                                   Pertti Luhanto, an Individual